Filed by Medco Health Solutions, Inc. pursuant to Rule 425

under the Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Accredo Health, Incorporated

Subject Company’s Exchange Act File No.: 0-25769

FOR IMMEDIATE RELEASE

Shareholder Vote Scheduled for Approving Medco Acquisition of Accredo

FRANKLIN LAKES, N.J., July 8, 2005 — Medco Health Solutions, Inc. (NYSE:MHS) announced today that Accredo Health, Incorporated shareholders are scheduled to vote Wednesday, August 17, 2005 on a recommendation to approve the company’s proposed acquisition by Medco — a final step in a transaction that will create the nation’s largest specialty pharmacy business.

Medco today filed with the Securities and Exchange Commission a registration statement on Form S-4 related to the pending acquisition. The registration statement includes a joint proxy statement that sets forth the time and place for the Accredo shareholder vote for approving the agreement, which has been endorsed by the boards of directors of Accredo and Medco.

The combination of one of the country’s largest pharmacy benefit managers with a leading provider of specialty pharmacy services will transform Medco into the industry’s most comprehensive full-service pharmacy benefit provider, offering a broad spectrum of prescription medicines and integrated clinical services to patients on long-term therapies for the treatment of complex, chronic diseases. Specialty pharmacy represents one of the most dynamic and rapidly growing sectors of prescription health care, and this acquisition creates a strong platform for Medco’s future growth in this market.

Based on revenues of approximately $35 billion in 2004, Medco is America’s largest pharmacy benefit manager. The combination of Medco and Accredo creates the nation’s largest specialty pharmacy business, based on their combined annual net revenue in specialty pharmacy of approximately $4 billion.

Accredo shareholders of record as of June 30, 2005 will be mailed proxy statements and may vote by proxy or in person at a meeting of shareholders scheduled for 10:00 a.m. CDT (11:00 a.m. EDT) on August 17, and held at the Accredo offices at 7420 Goodlett Farms Pkwy, Suite 110, Cordova, Tenn. 38016. The proposal to adopt the agreement requires an affirmative vote representing a majority of all outstanding Accredo shares.

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About Medco

Medco Health Solutions (NYSE:MHS) is a leader in managing prescription drug benefit programs that are designed to drive down the cost of pharmacy healthcare for private and public employers, health plans, labor unions and government agencies of all sizes. Medco operates the largest mail-order and Internet pharmacies and has been recognized for setting new industry benchmarks for pharmacy dispensing quality. Medco, ranked by Fortune Magazine as one of America’s “Most Admired” healthcare companies, is a Fortune 50 company with 2004 revenues of $35 billion. Medco is traded on the New York Stock Exchange under the symbol MHS. On the Net: http://www.medco.com

About Accredo

Accredo Health, Incorporated provides specialized pharmacy and related services pursuant to agreements with biotechnology drug manufacturers relating to the treatment of patients with certain costly, chronic diseases. The Company’s services include collection of timely drug utilization and patient compliance information, patient education and monitoring through the use of written materials and telephonic consultation, reimbursement expertise and overnight drug delivery.

Safe Harbor Statement

This news release contains statements that constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed transaction, expected synergies, anticipated future financial and operating performance and results. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, the companies may be unable to obtain stockholder or regulatory approvals required for the transaction; problems may arise in successfully integrating the businesses of the two companies; the transaction may involve unexpected costs; the combined company may be unable to achieve cost-cutting synergies; the businesses may suffer as a result of uncertainty surrounding the transaction; and the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. This news release includes certain non-GAAP financial measures as defined under SEC rules. As required by SEC rules, we have posted this document, including certain supplemental information, on the Investor Relations section of www.medco.com.

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